[Letterhead of Sutherland Asbill & Brennan LLP]

JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

November 12, 2009

Via edgar submission

Sonia G. Barros, Esq.
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States 12 Month Natural Gas Fund, LP Amendment No. 3 to Form S-1 Registration No. 333-144409

Dear Ms. Barros:

On behalf of the United States 12 Month Natural Gas Fund, LP  (the “Registrant”), we are providing the Registrant’s responses to the comment letter issued November 10, 2009  to Amendment No. 3 to the Registration Statement.  Pursuant to the discussion we had with you on November 10, 2009, our intent is to file Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 on the morning of November 12, 2009, along with the revised legality opinion filed as Exhibit 5.1, in order for the Registration Statement to be declared effective on Thursday, November 12, 2009.  Each of your comments is set forth below, followed by the Registrant’s response.

General

1.	Please note the financial statement update requirement in accordance with Article 3-12 of Regulation S-X.

Response: The Registrant is aware of the requirements under Article 3-12 of Regulation S-X as they relate to the updating of financial statements included in the Registration Statement.

Exhibits 5.1 and 8.1

2.
We note that for both the tax and legality opinions counsel has relied upon certificates and/or representations of the general partner.  Please clarify if the certificates or representations relate to material facts underlying the opinion or facts that are readily ascertainable.  To the extent that such certificates or representations relate to material facts underlying the opinion or facts that are readily ascertainable, please note these assumptions are inappropriate.

Sonia G. Barros, Esq.
November 12, 2009

Response:  Counsel to the Registrant has revised its legality opinion, filed as Exhibit 5.1, in connection with the staff’s comment and has filed a revised legality opinion in Pre-Effective Amendment No. 4 filed with the SEC on November [12], 2009.  Counsel does not believe that there are any references in the tax opinion, filed as Exhibit 8.1, to reliance upon certificates or representations as suggested in the comment.  As such, counsel has not filed a revised tax opinion.

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We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.